Mail Stop 3561

October 24, 2008

Mr. Martin A. Berns
President and CEO
MediaNet Group Technologies, Inc.
5100 W. Copans Road, Suite 710
Margate, Florida 33063

   Re: **MediaNet Group Technologies, Inc.**
     Item 4.01 8-K Filed October 10, 2008
     File No. 000-49801

Dear Mr. Berns:

  We have completed our review of your Form 8-K and have no further comments at this time.

         Sincerely,

         Ta Tanisha Meadows
         Staff Accountant